EXHIBIT 99.1
                                                                    ------------


                             MATERIAL CHANGE REPORT

   UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (FORM 53-901F)
         UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) (FORM 27)
       UNDER CLAUSE 84(1)b OF THE SECURITIES ACT (SASKATCHEWAN) (FORM 25)
          UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO) (FORM 27)
                 UNDER SECTION 73 OF THE SECURITIES ACT (QUEBEC)
             UNDER SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
       UNDER SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND) (FORM 26)
        AND SIMILAR PROVISIONS OF OTHER PROVINCIAL SECURITIES LEGISLATION


1.       REPORTING ISSUER:

         WESTERN OIL SANDS INC. ("Western")
         Ernst & Young Tower
         2400, 440 - 2 Avenue S.W.
         Calgary, Alberta
         T2P 5E9

2.       DATE OF MATERIAL CHANGE:

         July 25, 2002

3.       PRESS RELEASE:

         On July 25, 2002 at Calgary, Alberta, a news release was issued and disseminated through Canada NewsWire.

4.       SUMMARY OF MATERIAL CHANGE:

         Western provided an update on construction progress and costs in respect of the construction on the Athabasca Oil Sands Project (the "Project").

5.       FULL DESCRIPTION OF MATERIAL CHANGE:

         Construction activity peaked during the second quarter and is now moving into its final stages. Commissioning and start-up activities are well under way at both the Muskeg River mine and the Scotford sites and construction workforces have started to demobilize. The Project has achieved several important milestones during recent months while maintaining world-class safety performance. Diluent was delivered to the Muskeg River mine site via the new Corridor Pipeline. At the Scotford site, the Sulphur Recovery and the Hydrogen Manufacturing Units were handed over to Operations and the Scotford refinery modifications, which will enable the refinery to accept feedstock from the upgrader, were successfully completed.

         The cost estimate for Western's share of the Project has now been revised to $1.087 billion (this includes the Muskeg River mine and the Scotford upgrader). This revised estimate is approximately a 13 per cent increase over Western's previous estimate of $961.2 million.

         Despite improved availability of skilled labor, construction productivity has remained below expectations, negatively impacting costs. Project costs have also been impacted by problems with the quality of engineering work and equipment in some areas, resulting in additional fieldwork.

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         In spite of these difficulties, the quality of finished construction work has been meeting expectations and progress on the upgrader was excellent during the second quarter. Cost and schedule pressures will continue to receive close attention during the final stages of construction. At the same time, maximum efforts are underway to deliver a successful start-up of the Project.

         Mine operations will commence in the third quarter with first bitumen production at the mine still expected early in the fourth quarter. At the upgrader, there has been some recovery of the schedule. We now expect to commission the synthetic crude units before year-end, enabling first production of synthetic crude oil very early in 2003 at which time revenue and cash flow will provide additional funding for Project operating costs as well as Western's interest obligations and corporate expenses.

         Western has sufficient financial resources to continue to meet all of its financial obligations to the Project and to fund the Project to its completion.

         Western filed its initial interim claim under its $200 million project delay/cost overrun insurance policy in June. Insurance proceeds will be in addition to the sources of funding referred to above.

         During the second quarter, an application and Environmental Impact Assessment was submitted to Alberta regulators requesting approval for the proposed Jackpine Mine - Phase 1. This project would involve the construction of a mining and extraction facility on the eastern portion of Lease 13 to produce approximately 200,000 barrels per day of bitumen. Timing of the development will depend on market conditions, project costs, sustainable development considerations and the outcome of the regulatory processes.

6. RELIANCE ON SECTION 118(2) OF THE SECURITIES ACT (ALBERTA), SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA), SECTION 75(3) OF THE SECURITIES ACT (ONTARIO), SECTION 74 OF THE SECURITIES ACT (QUEBEC),
         SECTION 81(3) OF THE SECURITIES ACT (NOVA SCOTIA) OR SECTION 76(3) OF THE SECURITIES ACT (NEWFOUNDLAND):

         Not applicable.

7.       OMITTED INFORMATION:

         Not applicable.

8.       SENIOR OFFICERS:

         David A. Dyck
         Vice President Finance and Chief Financial Officer
         Phone:  (403) 233-1700
         Fax:  (403) 296-0122


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9.       STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta this 25th day of July, 2002.


                                   WESTERN OIL SANDS INC.


                                   Per: /s/ David A. Dyck
                                        ---------------------------------------
                                        DAVID A. DYCK,
                                        Vice President, Finance and Chief
                                        Financial Officer


IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATIONS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION